CHC Announces Record Year-End Results

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR, CANADA--CHC Helicopter
Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) today announced audited results for the year ended April 30, 2003.


                              Financial Highlights
           (in millions of Canadian dollars except per share amounts)
----------------------------------------------------------------------
----------------------------------------------------------------------
                         Three Months Ended             Year Ended
----------------------------------------------------------------------
                                 (Restated)(1)           (Restated)(1)
                         April 30,   April 30,   April 30,   April 30,
                             2003        2002        2003        2002
                       (Unaudited) (Unaudited)   (Audited)   (Audited)
----------------------------------------------------------------------

Revenue                    $175.6      $159.7      $722.4      $617.8
EBITDA (2)                   36.4        30.8       142.2       120.8
Net earnings
 from operations (2)         18.9        13.0        70.0        47.3
Net earnings                 22.9        13.0        66.1        47.3
Cash flow from operations     9.9         8.7        87.3        65.0

Per Share Information
Net earnings
from operations: (2)
  Basic                     $0.91       $0.78      $3.38        $2.87
  Diluted                    0.84        0.71       3.12         2.62
Net earnings:
  Basic                     $1.10       $0.78      $3.19        $2.87
  Diluted                    1.02        0.71       2.94         2.62
----------------------------------------------------------------------
----------------------------------------------------------------------
(1) See Note 2 to the Condensed Consolidated Interim Financial
    Statements
(2) See definitions under Non-GAAP Earnings Measures in Management's Discussion and Analysis

Highlights

- Revenue for the quarter was $175.6 million, an increase of $15.9 million (10%) over the same quarter last year.
- EBITDA for the quarter was $36.4 million, an increase of $5.6 million (18%) over the same quarter last year.
- Net earnings from operations for the quarter ended April 30, 2003 were $18.9 million ($0.84 per share), a 45% increase over last year.
- This is the 14th consecutive quarter of record year-over-year earnings growth.
- During the fourth quarter the Company renewed five multi-year contracts with four major customers for the equivalent of 10 heavy aircraft in the North Sea for combined annual revenues of approximately $86.0 million.


Investor Conference Call

The CHC Helicopter Corporation 4th quarter/year-end Conference Call and webcast will take place Tuesday, June 10 at 10:30 a.m. EDT. To listen to the conference call, dial 416-695-9707 for local and overseas calls, or toll-free 1-888-334-7880 for calls from within North America. To hear a replay of the conference call, dial 416-252-1143, or toll-free 1-866-518-1010. The replay will be available until 5 p.m. EDT, June 17, 2003.

The financial results and a webcast of the conference call will be available through CHC's website at http://www.chc.ca/fiscal.html. The webcast will be broadcast by CCBN at http://www.corporateboardroom.com.

CHC Helicopter Corporation is the world's leading provider of heavy and medium helicopter services to the global offshore oil and gas industry, with aircraft operating in 23 countries and a team of approximately 2,500 professionals worldwide.

For further information, please contact:

CHC Helicopter Corporation
Jo Mark Zurel
Senior Vice-President & Chief Financial Officer
(709) 570-0567

CHC Helicopter Corporation
Derrick Sturge
Vice-President, Finance
(709) 570-0713

CHC Helicopter Corporation
Chris Flanagan
Director of Communications
(709) 570-0749

If you wish to be removed or included on the Company's distribution list, please call 709-570-0749 or e-mail communications@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management's Discussion and Analysis of Financial Condition and
Results of Operations - Three months ended April 30, 2003

Overview

The following information should be read in conjunction with the Condensed Consolidated Interim Financial Statements and related notes included in this interim report and in conjunction with the Company's 2002 Annual Audited Financial Statements, related notes and Management's Discussion and Analysis.

The Company continued to produce strong financial results despite a reduction in North Sea activity levels during the quarter.

Net earnings from operations during the quarter were $18.9 million ($0.84 diluted earnings per share) on revenue of $175.6 million compared to net earnings from operations of $13.0 million ($0.71 diluted earnings per share) on revenue of $159.7 million in the same quarter last year. Net earnings from operations improved quarter over quarter due to higher contract rates, lower interest costs and gains on asset disposals.

Net earnings during the quarter were $22.9 million ($1.02 diluted earnings per share) compared to net earnings of $13.0 million ($0.71 diluted earnings per share) in the same quarter last year. Net earnings improved quarter over quarter due to the factors noted above in addition to a tax recovery recorded in Australia because of a change in tax law. This was partially offset by an asset impairment charge related to the Company's composites manufacturing operations. Revenue increased by $15.9 million (10%) in the fourth quarter compared to last year and EBITDA improved 18% from $30.8 million to $36.4 million.

Revenue

Total revenue for the quarter was $175.6 million compared to revenue of $159.7 million for the same quarter last year. The following factors account for the change:


- A net increase in revenue of $2.9 million (2%) primarily as a result of new contracts and higher rates in all of the Company's markets partially offset by reduced revenue as a result of a decrease in flying activity of 2,128 flying hours (6.5%) this quarter compared to the same quarter last year.
- Increased third-party repair and overhaul revenue of $3.7 million primarily from large airframe projects for new and existing customers.
- A net revenue increase of $9.3 million related to foreign currency translation primarily due to the strengthening of the Norwegian kroner and pound sterling against the Canadian dollar.


                      Revenue Summary by Quarter
                   (in millions of Canadian dollars)

----------------------------------------------------------------------
----------------------------------------------------------------------
                                     Total    Repair
                                Helicopter       and
Period    Europe International  Operations  Overhaul  Composites Total
----------------------------------------------------------------------
----------------------------------------------------------------------
Q1-F2002  $101.3     $36.9        $138.2      $8.2       $-     $146.4
Q2-F2002   107.8      38.9         146.7      13.4        -      160.1
Q3-F2002    95.6      44.9         140.5      11.1        -      151.6
Q4-F2002   102.1      46.7         148.8      10.9        -      159.7
Q1-F2003   118.0      45.8         163.8      10.9      1.3      176.0
Q2-F2003   125.4      44.5         169.9      19.6      1.2      190.7
Q3-F2003   116.2      46.4         162.6      15.9      1.5      180.0
Q4-F2003   108.6      48.0         156.6      16.6      2.4      175.6
----------------------------------------------------------------------
----------------------------------------------------------------------

Flying Hours

The Company derives its helicopter operations revenue from two primary types of contracts. Approximately 60% of the Company's fiscal 2003 flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 40% was generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours and number of aircraft for the past eight quarters.

----------------------------------------------------------------------
----------------------------------------------------------------------
                 Flying Hours - Helicopter Operations
----------------------------------------------------------------------

                       Flying Hours                 Number of Aircraft
----------------------------------------------------------------------
Period          Europe     Int'l      Total          Europe     Int'l
----------------------------------------------------------------------
Q1-F2002        24,452    10,330     34,782            77         90
Q2-F2002        24,773    10,663     35,436            76         85
Q3-F2002        21,781    11,276     33,057            75         88
Q4-F2002        21,650    10,975     32,625            72         88
Q1-F2003        23,257    11,165     34,422            72         87
Q2-F2003        22,994    10,618     33,612            73         87
Q3-F2003        20,316    11,189     31,505            73         90
Q4-F2003        19,430    11,067     30,497            71         88
----------------------------------------------------------------------
----------------------------------------------------------------------

The following table shows flying revenue mix by segment and in total by aircraft type for fiscal 2003 and 2002.

                         Flying Revenue Mix
                 (in thousands of Canadian Dollars)
---------------------------------------------------------------------
                                      April 30, 2003
---------------------------------------------------------------------
                          Heavy       Medium       Light       Total
---------------------------------------------------------------------
Europe                 $335,841      $89,625          $-    $425,466
International            50,680      118,357       8,043     177,080
---------------------------------------------------------------------
Total Flying
 Revenue               $386,521     $207,982      $8,043    $602,546
---------------------------------------------------------------------
Total %                    64.2%        34.5%        1.3%        100%
---------------------------------------------------------------------
---------------------------------------------------------------------

                         Flying Revenue Mix
                 (in thousands of Canadian Dollars)
---------------------------------------------------------------------
                                      April 30, 2002
---------------------------------------------------------------------
                          Heavy       Medium       Light       Total
---------------------------------------------------------------------
Europe                 $298,955      $75,957          $-    $374,912
International            47,734      109,589       7,807     165,130
---------------------------------------------------------------------
Total Flying
 Revenue               $346,689     $185,546      $7,807    $540,042
---------------------------------------------------------------------
Total %                    64.2%        34.4%        1.4%        100%
---------------------------------------------------------------------
---------------------------------------------------------------------

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen
Airport for fiscal 2000 to 2003.

----------------------------------------------------------------------
----------------------------------------------------------------------
               Aberdeen Airport - Helicopter Passengers
                           Year ended April 30,
----------------------------------------------------------------------
                           2003         2002         2001         2000
----------------------------------------------------------------------
Q1                      116,102      121,868      103,874      101,073
Q2                      112,449      123,012      114,376       92,355
Q3                       92,918      114,606      104,381       85,167
Q4                       92,686      108,247      101,166       85,190
----------------------------------------------------------------------
                        414,155      467,733      423,797      363,785
----------------------------------------------------------------------
----------------------------------------------------------------------
Source:  Aberdeen Airport Ltd.


The data in this table shows that helicopter passenger activity has continued to decline in the fourth quarter compared to the same periods in fiscal 2002 and 2001. The rate of decline, however, has improved. In addition, the data demonstrates the modest level of seasonality in activity from quarter to quarter.

Review of Operations

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $36.4 million, compared to $30.8 million for the same quarter last year. Foreign exchange accounted for $1.7 million of the increase. EBITDA as a percentage of revenue was 20.7% compared to 19.3% in the same quarter last year. The EBITDA margin was higher quarter over quarter primarily due to lower corporate costs, higher flying rates and new contracts offset somewhat by lower margins in the repair and overhaul segment this quarter and certain lower than normal operating costs experienced during the same quarter last year.

Europe

EUROPEAN FLYING SEGMENT
(millions of CAD dollars)
---------------------------------------------------------------------
                                   Q4-03    Q4-02   YTD-03   YTD-02
---------------------------------------------------------------------
Revenue                           $108.6   $102.1   $468.2   $406.8
---------------------------------------------------------------------
EBITDA                              19.0     18.5     89.5     74.6
---------------------------------------------------------------------
EBITDA %                            17.5%    18.1%    19.1%    18.3%
---------------------------------------------------------------------

Revenue from helicopter operations in Europe was $108.6 million for the quarter compared to $102.1 million last year. This net $6.5 million (6.4%) increase quarter over quarter is the result of favourable foreign exchange of $7.8 million due to strengthening foreign exchange rates for the Norwegian kroner and pound sterling against the Canadian dollar offset partially by a decrease in revenue. Revenue only decreased $1.3 million (1.3%) quarter over quarter despite a reduction in flying activity by 2,220 hours (10.3%). Although flying revenue was negatively impacted by a general decrease in activity and the expiration of two contracts earlier this fiscal year, this was partially offset by the positive impact of new contracts and increased rates on existing contracts.

The decrease in flying hours has been in response to reduced activity particularly by bp who have been deferring investment in certain oilfields in the North Sea that they have recently sold to other operators.

The net increase in EBITDA of $0.5 million is due to a $1.4 million increase related to strengthening foreign exchange rates for the Norwegian kroner and pound sterling against the Canadian dollar offset by a decrease in EBITDA of $0.9 million. The decrease in EBITDA percentage for the quarter compared to the same period last year is primarily due to certain lower than normal operating costs experienced in the same quarter last year partially offset by the positive impact this quarter of rate increases and new contracts. The annual EBITDA percentage of 19.1% for 2003 is, however, ahead of the 18.3% margin experienced last year.

Last quarter the Company announced that it had embarked on an internal cost review of its European operations. It was indicated that the Company's U.K. division had initiated a cost reduction program that would result in annualized savings of $10.0 million. More than half of these cost savings measures have been implemented and completion is expected before the end of calendar 2003. With regard to the combined European structure, the Company is still in consultation with management and unions to develop a structure that will yield considerably more savings. The Company is challenging management and unions to develop more flexible cost structures that will improve its competitive position and ensure the Company can produce the overall return on capital required to support investment in new aircraft in the North Sea.

During the quarter the Company negotiated a two-year contract extension with bp to provide the sole-use services of a new Super Puma AS332L2 ("MkII") helicopter and further support from the Company's Super Puma fleet in Stavanger. The service will support bp's production and drilling operations in the Valhall, Ula and Gyda fields off Norway. This contract extension, effective June 1, 2003, will generate revenues of $42.0 million over the contract term. In May 2003 bp announced the sale of its operating interest in the Gyda Norwegian field effective January 1, 2003 (subject to government approval) to Talisman Energy Inc., a current customer of the Company. Activity related to this field represents approximately 10% of total revenue under the contract with bp.

In addition the Company concluded a multi-year agreement with ExxonMobil in March 2003 to provide the sole-use services of a new Super Puma MkII helicopter and a Super Puma AS332L in Aberdeen to support ExxonMobil's production and drilling operations in the Northern Sector of the North Sea. The contract will commence with the delivery in July 2003 of a new Super Puma MkII, the latest generation of heavy helicopters currently available. The contract represents an improved level of service and value over the existing contract which has been serviced primarily by the Company's pool of Super Puma AS332L aircraft.

In March 2003 the Company was awarded a four-year contract renewal that commenced in April 2003 for the provision of helicopter services to TotalFinaElf Exploration U.K. PLC, with options for two additional years. The service will initially be provided using a Super Puma MkII sole-use aircraft supplemented by a Super Puma AS332L. In
January 2004 a new Super Puma MkII aircraft will be replacing the AS332L at which time the Company will service TotalFinaElf with two latest technology Super Puma MkII's.

In March 2003 the Company signed a two-year contract extension to support Talisman Energy (UK) Limited's production and drilling facilities in the North Sea. The contract calls for the provision of two dedicated Super Puma AS332L helicopters, plus additional services from the Company's pool of Super Puma AS332L helicopters.


International

INTERNATIONAL FLYING SEGMENT
(millions of CAD dollars)
---------------------------------------------------------------------
                                   Q4-03    Q4-02   YTD-03   YTD-02
---------------------------------------------------------------------
Revenue                            $48.0    $46.7   $184.8   $167.4
---------------------------------------------------------------------
EBITDA                              12.3     11.9     39.9     39.0
---------------------------------------------------------------------
EBITDA %                            25.7%    25.6%    21.6%    23.3%
---------------------------------------------------------------------

Revenue for the quarter from International operations was $48.0 million compared to $46.7 million last year. Revenue increased $1.8 million primarily due to new contracts and higher rates on existing contracts partially offset by revenue reduction upon the completion of the U.N. contracts in East Timor in June and November 2002 and decreased activity on the Philippines contract. This net revenue increase was partially offset by $0.5 million related to unfavourable foreign exchange.

EBITDA increased from $11.9 million to $12.3 million quarter over quarter. The net increase of $0.4 million was the result of increased revenue and higher rates offset somewhat by unfavourable foreign exchange of $0.8 million. EBITDA percentage quarter over quarter improved slightly from 25.6% to 25.7% due primarily to the factors described above.

During the quarter the Company's Australian division was awarded a three-year contract renewal for the provision of a dedicated AS332L1 Super Puma aircraft to Newfield Exploration Australia Ltd., with anticipated revenues of approximately $14.5 million over three years.

In mid-March 2003 the contract with the U.N. Monitoring, Verification and Inspection Commission terminated early upon the start of the war in Iraq. This contract involved three owned and one leased B212 aircraft.


Repair and Overhaul

REPAIR AND OVERHAUL
(millions of CAD dollars)
---------------------------------------------------------------------
                                   Q4-03    Q4-02   YTD-03   YTD-02
---------------------------------------------------------------------
Total revenue                      $50.0    $37.7   $204.9   $152.2
---------------------------------------------------------------------
Third-party revenue                 16.6     10.9     63.0     43.6
---------------------------------------------------------------------
EBITDA                               9.5      9.4     37.4     31.0
---------------------------------------------------------------------
EBITDA % (i)                        18.9%    24.9%    18.3%    20.4%
---------------------------------------------------------------------

(i) EBITDA% is calculated as a percentage of total revenue (including both internal and external third-party sales)

Total revenue from the repair and overhaul business during the quarter was $50.0 million compared to $37.7 million for the same period last year. Third-party revenue growth of $5.7 million is attributable to a $3.7 million increase in large airframe projects for new and existing customers including major inspections, a slight increase in "power by the hour" revenue quarter over quarter and $2.0 million related to the strengthening of the Norwegian kroner upon translation of revenue into Canadian dollars.

EBITDA remained constant with that experienced during the same period last year with favourable foreign exchange of $1.1 million upon translation being equally offset by a decrease in EBITDA. EBITDA percentage decreased quarter over quarter from 24.9% to 18.9% but was higher than the EBITDA percentage experienced in the second and third quarters this fiscal year at 17.8% and 17.2% respectively. EBITDA percentage was lower this quarter compared to the same period last year primarily due to unusually high margins last year, higher maintenance and labour costs and lower margins experienced on internal work this quarter.

Composites

Total fourth quarter revenue and EBITDA from the Company's composites manufacturing operations was $2.4 million and $0.2 million respectively. The results for Composites include a non-recurring revenue item.

In April 2003, Composites entered into a five-year agreement with Aero Vodochody A.S. of the Czech Republic for the provision of composite aerospace components for the Sikorsky S76C+ helicopter of which Aero Vodochody is the exclusive airframe manufacturer. The agreement is expected to generate annual revenues of $5.0 million for five years. Under the terms of the agreement, Composites will provide approximately 122 different manufactured components to Aero Vodochody for the Sikorsky S76C+ aircraft. Preparation work and the installation of tooling equipment at Composites' facility in Canada will take place in the summer and fall of 2003. Production is expected to begin by December 2003.

At April 30, 2003 the Company evaluated the recoverability from cash flows from future operations of the carrying value of Composites pre-operating expenses included in other assets. The Company determined it appropriate to write down the entire book value of such pre-operating expenses at April 30, 2003 of $12.8 million as an asset impairment charge (Note 6 to the Condensed Consolidated Interim Financial Statements).

The Company is still exploring strategic alternatives for Composites, including a sale of all or a portion of the business with the assistance of a financial advisor.

Corporate and Other

The Corporate and other segment recorded costs of $4.5 million compared to $9.0 million in the same quarter last year. The improvement quarter over quarter resulted from reduced compensation and travel costs of $2.2 million, aviation and other insurance reductions of $1.7 million, and a $0.6 million reduction in the settlement of an outstanding claim against the Company.

Financing Charges

                            Financing Charges
                    (in thousands of Canadian Dollars)

                                                   Three Months Ended
                                                            (Restated)
                                                  April 30,  April 30,
                                                      2003       2002
----------------------------------------------------------------------
Interest on debt obligations                        $7,855     $9,707
Amortization of deferred financing costs               814        949
Foreign exchange loss (gain)
 from operating activities
 and working capital revaluation                     2,058       (395)
Foreign exchange (gain)
 loss on debt repayment                               (808)       550
Foreign exchange gain on
 revaluation of long-term debt
 (Note 2 to the Condensed
 Consolidated Interim Financial Statements)           (494)      (688)
Other                                                 (958)       122
----------------------------------------------------------------------
Total                                               $8,467    $10,245
----------------------------------------------------------------------
----------------------------------------------------------------------

Interest costs on debt obligations during the quarter were $7.9 million compared to $9.7 million last year. The reduction of $1.8 million is the result of lower interest rates and lower debt levels related to the Company's variable-rate senior credit facilities and a redemption of 35% of its 11.75% senior subordinated notes during the first quarter of 2003. The average interest rate on the Company's variable-rate senior credit facilities for the current quarter was 4.9% compared to 5.8% in the same period last year.

Income Taxes

Total income tax recovery recorded during the quarter was $11.5 million compared to total income tax expense of $3.0 million recorded in the same quarter last year. Income tax expense included in net earnings from operations was $5.3 million for the quarter. For the same quarter last year the Company reported income tax on earnings from operations of $3.0 million. The effective income tax rate on earnings from operations was 21.8% during fiscal 2003 compared to 17.3% in the prior year. The higher rate this year is the result of increased earnings in jurisdictions with higher tax rates. In addition, debt reduction has resulted in reduced interest costs in Canada, the Company's highest tax jurisdiction. During the quarter the Company had an income tax recovery of $14.0 million related to its Australian operations. The Government of Australia has introduced legislation that provides wholly-owned corporate groups with the option of consolidated income taxation from July 1, 2002. The Company's Australian operations completed an analysis of this option during the fourth quarter and has decided to elect to file its income tax returns under the new consolidation regime. The benefit of $14.0 million is a result of tax effecting the increase in the tax basis of the assets of each of the subsidiaries in the consolidated Australian group. During the quarter the Company also recorded an income tax recovery of $2.8 million related to the asset impairment charge in the Company's composites manufacturing operations.

Cash Flows, Liquidity and Capital Resources


Operating Activities

Cash flow from operations for the quarter was $9.9 million, a $1.2 million (14.0%) increase over last year.

Non-cash working capital increased by $10.5 million during the quarter in comparison to an increase of $1.1 million in the same quarter last year. In this quarter, excluding the impact of foreign exchange, receivables were reduced by $2.5 million, inventory increased by $9.4 million, prepaids were reduced by $0.6 million and accounts payable were reduced by $4.2 million. Inventory increased primarily in the Company's repair and overhaul segment in support of the Company's flying divisions as well as external customers. Accounts payable decreased primarily as a result of reduced trade payables levels in the Company's U.K. and International operations.

Financing Activities

The Company's net debt (net of cash) decreased by $41.4 million during the quarter from $304.6 million to $263.2 million. This reduction consists of net debt reductions (net of cash) of $24.3 million, in addition to the impact of foreign exchange on the translation of the Company's foreign denominated debt to Canadian dollars of $17.1 million. The foreign exchange impact was primarily related to the Company's pound sterling and Euro denominated debt that are hedges of the Company's investment in its self-sustaining European subsidiaries. As a result, revaluation gains and losses on the debt and the net investments are offset in the shareholders' equity section of the balance sheet in accordance with GAAP.



As at April 30, 2003 the Company had unused credit facilities of $69.8 million and cash of $58.1 million, for a total of $127.9 million.

----------------------------------------------------------------------
----------------------------------------------------------------------
                     Change in Net Debt Position During Q4
                        (in thousands of Canadian dollars)
----------------------------------------------------------------------
                      Advances     Foreign Exchange
Opening Balance     (Repayments)      Revaluation       Ending Balance
----------------------------------------------------------------------
   $304,643           (24,347)         (17,132)            $263,164
----------------------------------------------------------------------
----------------------------------------------------------------------

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at April 30, 2003, the Company's net debt was denominated in the following currencies:


                                    Debt in                Canadian
Currency                       Original Currency          Equivalent
                                     (000's)                 (000's)
----------------------------------------------------------------------
Pound sterling      pounds sterling 55,197                 $126,621
Euro                           euro 94,250                  151,111
Canadian dollar                 CDN 16,373                   16,373
Norwegian kroner               NOK 132,500                   27,163
Cash (various currencies)                                   (58,104)
----------------------------------------------------------------------
Total Reported Net Debt                                    $263,164

Investing Activities

Capital expenditures of $12.7 million during the quarter included $6.7 million in aircraft modifications, $0.8 million in building additions, $3.2 million in helicopter spare components, $1.0 million related to new information systems software and $1.0 million in other equipment. In addition, the Company incurred expenditures of $2.3 million related to helicopter major inspections. The Company recorded amortization of helicopter component costs of $28.1 million compared to component expenditures of $27.0 million for a net of $1.1 million. All major component repair and overhaul expenditures including major inspections are capitalized and expensed over their period of future benefit as described in Note 1 to the Company's 2002 Annual Consolidated Financial Statements.

Foreign Currency

The Company's reporting currency is the Canadian dollar. However, the majority of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, Australian dollars and South African rand, the functional and reporting currencies of the Company's principal foreign operating subsidiaries. During the quarter, revenue was favourably impacted by $9.3 million primarily due to the strengthening of the European currencies relative to the Canadian dollar. The impact of foreign exchange on EBITDA for the quarter was favourable by $1.7 million. Since interest expense, depreciation, income tax expense, capital expenditures and debt repayments are also generally in European currencies and U.S. dollars, the net impact of foreign exchange on earnings and cash flow is not as significant. During and subsequent to the quarter the Canadian dollar has strengthened relative to the U.S. dollar and the reporting currencies of the Company's European operations. If this strengthening continues it will impact the Company's financial performance in the next fiscal year. The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes.

Fleet

At April 30, 2003 the Company's fleet consisted of 114 owned and 45 leased aircraft. An additional 143 aircraft are employed in the Company's 43.5% owned Canadian onshore helicopter operations for a total of 302. The Company employs 71 aircraft in Europe, (primarily in the North Sea) and 88 in its other international markets.

----------------------------------------------------------------------
----------------------------------------------------------------------
                            Fleet Summary
----------------------------------------------------------------------

                          Heavy  Medium  Light   Total  Owned  Leased
----------------------------------------------------------------------
Fleet at January 31, 2003    71      78     14     163    119      44

Increases (decreases)
 during the period:

 Total loss - S76                    (1)            (1)    (1)

 Sale-leaseback - AS332Ls                                  (4)      4
 Return of short-term
  leased aircraft            (2)     (1)            (3)            (3)

----------------------------------------------------------------------
Fleet at April 30, 2003      69      76     14     159    114      45
----------------------------------------------------------------------
----------------------------------------------------------------------

During the quarter an S76 aircraft supporting operations in Azerbaijan incurred a total loss when it landed heavily during a training exercise, rupturing the fuel tanks which caused a fire. There were no serious injuries experienced by the crew. The Company recovered the fair value of this aircraft through insurance proceeds and realized a gain of $2.6 million.

At the end of April the Company entered into a sale-leaseback transaction involving four AS332L aircraft operating in Europe. The net proceeds of $36.4 million are reflected as a reduction in net debt.

During the quarter the Company made aircraft operating lease payments of $10.8 million compared to $11.6 million in the same period last year. As at April 30, 2003, there were six additional leased aircraft compared to the same period last year with four of these new leases starting late April 2003. Although there has been an increase in the number of leased aircraft, this has been partially offset by lower payments on existing leases due to lower floating interest rates and more favourable foreign exchange rates.

The Company has entered into operating leases with third-party lessors in respect of 45 aircraft included in the Company's fleet at April 30, 2003. Forty-three of these leases are long-term with expiry dates ranging from 2003 to 2010 while the other two are leased on a monthly basis. The Company has an option to purchase the aircraft at market value or agreed amounts at the end of some of the long-term leases, but has no commitment to do so.

The minimum lease payments required under these aircraft operating leases are as follows (based on April 30, 2003 exchange rates):


                 2004                       $42.4 million
                 2005                        35.7 million
                 2006                        30.5 million
                 2007                        22.3 million
                 2008                        16.5 million
                 and thereafter:             25.2 million
-----------------------------------------------------------

                 Total                     $172.6 million
-----------------------------------------------------------
-----------------------------------------------------------

In addition to aircraft leases, the Company has approximately $4.8 million in average annual lease commitments for land, buildings and non-aircraft equipment.

As at April 30, 2003, the Company had deposits with Eurocopter to secure delivery positions on up to five new Super Puma MkII aircraft and two EC225 helicopters through to fiscal 2005. The Company has some flexibility built into the delivery schedule for these aircraft in order to match acquisitions with new demand. The next delivery of a new Super Puma MkII is at the end of June 2003. The Company plans to acquire this aircraft through an operating lease.

The Company also has ordered four new medium helicopters for its international operations for delivery in December 2003. These aircraft will be used in Southeast Asia and in Africa to meet increased demand by customers for newer medium aircraft with existing helicopters being re-deployed to other projects in these operations.

The Company has operating leases with a number of different banks and leasing companies. During the quarter the Company entered into a sale-leaseback with a Variable Interest Entity ("VIE") for four aircraft. The Company's relationship with this VIE has been evaluated under the new Financial Accounting Standards Board ("FASB") standard in the United States. In applying this standard the Company has concluded it is not required to consolidate this VIE. At April 30, 2003, the Company was leasing 17 aircraft under operating leases from eight VIEs. The operating leases with these VIEs contain terms and conditions which are substantially the same as the Company's other aircraft operating leases.

Based on an independent appraisal as at April 30, 2003, the fair market value of the Company's owned aircraft fleet was U.S. $365.5 million (CDN $523.9 million), exceeding its recorded net book value by approximately CDN $185.1 million. The decrease in the appraisal surplus of $38.2 million from January 31, 2003 is primarily due to a change in the U.S.-Canadian dollar exchange rate and the realization of the appraisal surplus on the disposal of an S76 aircraft and the sale-leaseback of four AS332L helicopters in the fourth quarter.

Defined Benefit Employee Pension Plans

Approximately one-third of the Company's active employees are covered by defined benefit pension plans. The plans in the U.K. are closed to new members. At April 30, 2003 the Company had unfunded deficits of $72.8 million relating to defined benefit pension plans that are required to be funded compared to $59.3 million at January 31, 2003, an increase of $13.5 million. Of the $72.8 million unfunded deficits, $55.7 million and $17.1 million are related to plans in the U.K. and Norway respectively. In addition the Company has a deficit of $34.4 million related to plans that do not require funding.

The unfunded deficits relating to funded plans increased $70.5 million during fiscal 2003. This has been the result of weak performance in the world's financial markets and changes in actuarial assumptions as at April 30, 2003. Investment performance has been at or near the relevant benchmarks.

Pension expense for fiscal 2003 was $16.1 million, compared to $14.1 million for fiscal 2002. At April 30, the Company undertook a complete review of the performance of the pension plans in 2003 and the appropriate assumptions. This review, with the assistance of the Company's actuaries, resulted in a change in key assumptions, including the weighted average discount rate, rate of compensation increase, and long-term expected rate of return on plan assets from 6.53%, 2.63% and 7.22% at April 30, 2002, to 5.78%, 3.37% and 6.89% at
April 30, 2003 respectively. These assumption changes resulted in an estimate of pension expense for fiscal 2004 of $27.4 million. The estimated increase of $11.3 million from fiscal 2003 relates to a $5.7 million increase in the amortization of net actuarial and experience losses and $5.6 million due to assumption changes.

While the asset mix varies in each plan, overall the asset mix is 38.4% equities, 20.1% fixed income, and 41.5% money market as at April 30, 2003.

Commodity Prices

For the year ended April 30, 2003, the Company derived approximately 85% of its flying revenue from the oil and gas industry. Approximately 82% of revenue from this industry was derived from the relatively stable production sector which tends to be substantially unaffected by short-term fluctuations in oil and gas prices. Approximately 12% of the Company's flying revenue in the North Sea is derived from exploration activity.

Safety

Safety is a primary focus of all activities performed by the Company. The Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums. There was one safety incident during the quarter involving a total loss of an S76 aircraft during a training exercise with no serious injuries experienced by the crew. Effective November 2002, the Company's main hull and liability insurance policy was renewed at rate increases which were lower than the industry generally, reflecting the Company's excellent safety record and reduced incident experience. Market intelligence supports our continued belief that the Company has the lowest, or among the lowest, insurance rates in the industry for its medium and heavy fleet.

Seasonality

The Company's revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations. There are, however, seasonal variations in earnings from the Company's 43.5% investment in the onshore operations of Canadian Helicopters Limited.

Normal Course Issuer Bid

During the fourth quarter, a normal course issuer bid was filed by the Company, allowing the Company to purchase, if considered advisable, up to a maximum of 1,299,458 of its Class A subordinate voting shares. Any purchases under the normal course issuer bid are made in the open market through the facilities of the Toronto Stock Exchange ("TSX") and all shares repurchased by the Company are cancelled. As at April 30, 2003, under the normal course issuer bid, the Company had not purchased any Class A subordinate voting shares. The normal course issuer bid remains in effect until March 11, 2004 (or such earlier date as the Company may complete its purchases).

Corporate Governance

In response to evolving corporate governance practices, changes to New York Stock Exchange and Toronto Stock Exchange rules and guidelines and the Company's desire to adhere to high standards of Corporate governance, the Company will be adopting new corporate governance guidelines. During the quarter, the Board of Directors of the Company decided that the Board should be comprised of unrelated directors in proportion to the economic interests of non-controlling shareholders. As a result, the Board of Directors has announced that five Directors who are either related, or perceived to be related, will not seek re-election at the next annual general meeting of the Company in September 2003. The Company will describe other corporate governance changes in detail in its 2003 Information Circular.

Non-GAAP Earnings Measures

The Company uses certain earnings measures that do not have standard definitions prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. The Company has included these measures because they are used by management and certain investors as measures of the Company's financial performance. These measures and their objectives, as used by the Company, are defined as follows:

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. EBITDA is used as a measure of operational performance.

Net earnings from operations are defined as net earnings excluding large non-recurring items including gains and losses on the sale of businesses, asset impairment charges and debt settlement costs, net of applicable income tax, and special income tax recoveries. Net earnings from operations is used as a measure of the Company's ability to generate net earnings from normal, continuing operations without non-recurring special items that may or may not occur in the future and is used by some investors as one predictor of future financial performance.

---------------------------------------------------------------------
 Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
    (in thousands of Canadian dollars except per share amounts)

                         Three Months Ended              Year Ended
---------------------------------------------------------------------
                                  (Restated)              (Restated)
                                         (1)                     (1)
                        April 30,  April 30,    April 30,  April 30,
                            2003       2002         2003       2002
                      (Unaudited)(Unaudited)    (Audited)  (Audited)
---------------------------------------------------------------------
Earnings from operations
 before taxes and debt
 settlement costs
 (from statement of
 earnings)               $11,386    $16,038      $76,692    $57,192
Asset impairment charge   12,811          -       12,811          -
Applicable income taxes
 on operations            (5,337)    (3,046)     (19,491)    (9,900)
---------------------------------------------------------------------

Net earnings from
 operations               18,860     12,992       70,012     47,292
After-tax debt
 settlement costs              -          -       (7,916)         -
After-tax asset
 impairment charge        (9,939)         -       (9,939)         -
Tax recovery
 Australia                13,976          -       13,976          -
---------------------------------------------------------------------
Net earnings             $22,897    $12,992      $66,133    $47,292
---------------------------------------------------------------------


                         Three Months Ended              Year Ended
---------------------------------------------------------------------
                                                         Restated(1)
                        April 30,  April 30,    April 30,  April 30,
                            2003       2002         2003       2002
                      (Unaudited)(Unaudited)    (Audited)  (Audited)
---------------------------------------------------------------------
Net earnings from
 operations per share
 information:

Net earnings from
 operations              $18,860    $12,992      $70,012    $47,292
Weighted average
 number of shares         20,829     16,689       20,728     16,464

Basic net earnings
 from operations per
 share                     $0.91      $0.78        $3.38      $2.87
---------------------------------------------------------------------
---------------------------------------------------------------------

Net earnings from
 operations              $18,860    $12,992      $70,012    $47,292
Effect of dilutive
 securities                  117        127          478        516
---------------------------------------------------------------------
                         $18,977    $13,119      $70,490    $47,808
Weighted average
 number of shares         22,565     18,576       22,621     18,279

Diluted net earnings
 from operations per
 share                     $0.84      $0.71        $3.12      $2.62
---------------------------------------------------------------------
---------------------------------------------------------------------

(1) See Note 2 to the Condensed Consolidated Interim Financial
    Statements

Summary financial data - U.S. Dollars

Certain summary financial data from the Condensed Consolidated Interim Financial Statements, as detailed below, has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at April 30, 2003 of CAD$1.4335 = U.S. $1.00.

                          Financial Highlights
         (in millions of U.S. dollars except per share amounts)
----------------------------------------------------------------------
----------------------------------------------------------------------
                                           Three Months
                                                  Ended   Year Ended
                                               April 30,    April 30,
                                                   2003         2003
                                             (Unaudited)    (Audited)
----------------------------------------------------------------------

Revenue                                          $122.5       $503.9
EBITDA                                             25.4         99.2
Net earnings from operations                       13.2         48.8
Net earnings                                       16.0         46.1
Cash flow from operations                           6.9         60.9

Per Share Information
Net earnings from operations:
  Basic                                           $0.63        $2.36
  Diluted                                          0.59         2.18
Net earnings:
  Basic                                            0.77         2.23
  Diluted                                          0.71         2.05
----------------------------------------------------------------------
----------------------------------------------------------------------



                    CHC Helicopter Corporation
                Consolidated Statements of Earnings
   (in thousands of Canadian dollars except per share amounts)
---------------------------------------------------------------------
                         Three Months Ended              Year Ended
                                  (Restated)              (Restated)
                                    (Note 2)                (Note 2)
                        April 30,  April 30,    April 30,  April 30,
                            2003       2002         2003       2002
                      (Unaudited)(Unaudited)    (Audited)  (Audited)
---------------------------------------------------------------------
Revenue                 $175,646   $159,699     $722,363   $617,816
Operating expenses       139,202    128,871      580,150    496,993
---------------------------------------------------------------------
Earnings before
 undernoted items         36,444     30,828      142,213    120,823

Depreciation and
 amortization             (6,011)    (5,156)     (22,585)   (18,622)
Gain on disposal of
 assets                    2,842        249        2,413      1,859
---------------------------------------------------------------------

Earnings from
 operations before
 asset impairment
 charge                   33,275     25,921      122,041    104,060
Asset impairment
 charge (Note 6)         (12,811)         -      (12,811)         -
---------------------------------------------------------------------

Earnings from

 operations               20,464     25,921      109,230    104,060

Financing charges         (8,467)   (10,245)     (34,878)   (47,979)
Equity in (losses)
 earnings of
 associated companies       (611)       362        2,340      1,111
---------------------------------------------------------------------
Earnings from
 operations before
 undernoted item and
 income taxes             11,386     16,038       76,692     57,192

Debt settlement
 costs                         -          -      (12,464)         -
---------------------------------------------------------------------
Earnings before
 income taxes             11,386     16,038       64,228     57,192

Income taxes
 recovery (provision)     11,511     (3,046)       1,905     (9,900)
---------------------------------------------------------------------

Net earnings             $22,897    $12,992      $66,133    $47,292
---------------------------------------------------------------------
---------------------------------------------------------------------

Earnings per share
 (Note 8)
Basic                      $1.10      $0.78        $3.19      $2.87
Diluted                     1.02       0.71         2.94       2.62
---------------------------------------------------------------------
---------------------------------------------------------------------

See accompanying notes



                    CHC Helicopter Corporation
          Consolidated Statements of Shareholders' Equity
       (in thousands of Canadian dollars except per share amounts)
----------------------------------------------------------------------
----------------------------------------------------------------------
                                                            (Restated)
                                                              (Note 2)
                                              Year Ended   Year Ended
                                                April 30,    April 30,
                                                    2003         2002
                                                (Audited)    (Audited)
----------------------------------------------------------------------
Retained earnings, beginning of year
 as originally stated                           $117,280      $70,704
Retroactive application of change
 in accounting policy with restatement
 of prior periods (Note 2)                           180         (536)
Retroactive application of change
 in accounting policy without
 restatement of prior periods (Note 2)            (1,715)           -
----------------------------------------------------------------------
Retained earnings, beginning of year
 as restated                                     115,745       70,168
Net earnings                                      66,133       47,292
Dividends paid                                    (4,016)           -
----------------------------------------------------------------------
Retained earnings, end of year                   177,862      117,460

Capital stock (Note 7)                           236,962      236,007
Contributed surplus                                3,291        3,291
Foreign currency translation adjustment           (3,884)     (24,006)
----------------------------------------------------------------------

Total shareholders' equity                      $414,231     $332,752
----------------------------------------------------------------------
----------------------------------------------------------------------
Dividends paid per participating voting share      $0.20           $-
----------------------------------------------------------------------
----------------------------------------------------------------------

See accompanying notes



                          CHC Helicopter Corporation
                         Consolidated Balance Sheets
                      (in thousands of Canadian dollars)
                                    As at
----------------------------------------------------------------------
----------------------------------------------------------------------
                                                            (Restated)
                                                              (Note 2)
                                                April 30,    April 30,
                                                    2003         2002
                                                (Audited)    (Audited)
----------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                      $58,104     $112,838
  Receivables                                    139,587      146,972
  Future tax assets                               11,001        9,206
  Inventory                                      214,656      174,150
  Prepaid expenses                                18,449       15,323
----------------------------------------------------------------------
                                                 441,797      458,489

Property and equipment, net                      537,318      544,169
Long-term investments                             21,043       18,717
Other assets                                     127,535      133,143
Long-term future tax assets                       17,877        9,733
----------------------------------------------------------------------
                                              $1,145,570   $1,164,251
----------------------------------------------------------------------
----------------------------------------------------------------------

Liabilities
Current liabilities
  Payables and accruals                         $136,743     $140,403
  Income taxes payable                             3,993        4,985
  Current portion of debt obligations             20,369      113,387
----------------------------------------------------------------------
                                                 161,105      258,775

Long-term debt                                   139,374      167,202
Senior subordinated notes                        151,111      133,034
Subordinated debentures                           10,414       11,157
Other credits                                     59,299       51,398
Future tax liabilities                           210,036      209,933
Shareholders' equity                             414,231      332,752
----------------------------------------------------------------------
                                              $1,145,570   $1,164,251
----------------------------------------------------------------------
----------------------------------------------------------------------

See accompanying notes



                    CHC Helicopter Corporation
               Consolidated Statements of Cash Flows
     (in thousands of Canadian dollars except per share amounts)
---------------------------------------------------------------------
---------------------------------------------------------------------
                            Three Months Ended           Year Ended
                                     (Restated)           (Restated)
                                       (Note 2)             (Note 2)
                            April 30, April 30,  April 30, April 30,
                                2003      2002       2003      2002
                         (Unaudited)(Unaudited)  (Audited) (Audited)
---------------------------------------------------------------------
Operating activities
Net earnings                 $22,897   $12,992    $66,133   $47,292
Items not involving cash:
  Depreciation and
   amortization                6,011     5,156     22,585    18,622
  Gain on disposal of
   assets                     (2,842)     (249)    (2,413)   (1,859)
  Asset impairment charge     12,811         -     12,811         -
  Equity in losses (earnings)
   of affiliated companies       611      (362)    (2,340)   (1,111)
  Future income taxes        (15,556)      (56)   (12,125)    4,811
  Non-cash financing charges  (1,494)      496        168     3,334
  Debt settlement                  -         -     12,464         -
  Defined benefit
   pension plan              (12,488)   (8,547)   (10,934)   (4,003)
  Other                          (21)     (721)       909    (2,037)
---------------------------------------------------------------------
Cash flow from operations      9,929     8,709     87,258    65,049
Change in non-cash
 working capital             (10,473)   (1,085)   (26,492)  (15,561)
---------------------------------------------------------------------
                                (544)    7,624     60,766    49,488
---------------------------------------------------------------------
Financing activities
Long-term debt advances       74,872    47,046    118,154   100,748
Long-term debt repayments    (92,732)  (64,802)  (241,320) (156,295)
Debt settlement                    -         -     (9,136)        -
Dividends paid                     -         -     (4,016)        -
Capital stock issue              268   114,123        596   114,504
---------------------------------------------------------------------
                             (17,592)   96,367   (135,722)   58,957
---------------------------------------------------------------------
Investing activities
Property and equipment
  Additions                  (12,744)  (12,260)   (44,669)  (37,307)
  Helicopter major
   inspections                (2,332)   (2,944)   (13,384)   (9,913)
  Helicopter components, net   1,132    (3,177)     4,042   (11,268)
  Proceeds from disposal      45,442     5,748     74,865    49,758
  Long-term receivables          191       581      7,386    (2,342)
  Pre-operating expenses      (1,359)   (1,931)    (3,113)   (7,419)
  Other                       (5,472)      244     (6,622)     (499)
---------------------------------------------------------------------

                              24,858   (13,739)    18,505   (18,990)
---------------------------------------------------------------------
Effect of exchange rate
 changes on cash and
 cash equivalents             (1,550)      989      1,717      (167)
---------------------------------------------------------------------
Change in cash and cash
 equivalents during the
 period                        5,172    91,241    (54,734)   89,288
Cash and cash equivalents,
 beginning of period          52,932    21,597    112,838    23,550
---------------------------------------------------------------------
Cash and cash equivalents,
 end of period               $58,104  $112,838    $58,104  $112,838
---------------------------------------------------------------------
---------------------------------------------------------------------
Cash interest paid            $6,465    $5,047    $37,525   $44,645
Cash taxes paid               $4,045    $3,102    $10,217    $5,089
---------------------------------------------------------------------
---------------------------------------------------------------------

See accompanying notes



CHC Helicopter Corporation
Notes to the Condensed Consolidated Interim Financial Statements for the periods ended April 30, 2003 and 2002
(Tabular amounts in thousands of Canadian dollars except per share amounts)

1. Basis of presentation

The condensed consolidated interim financial statements ("Statements") have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Not all disclosures required by GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited financial statements. Certain amounts on the financial statements for the period ended April 30, 2002 have been reclassified to conform to the presentation in the current period. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements of April 30, 2002 except as described in Note 2 below.

----------------------------------------------------------------------
----------------------------------------------------------------------

2. Accounting policy changes

Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted with restatement of individual prior periods the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to United States Generally Accepted Accounting Principles ("U.S. GAAP"). These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the Company's net investment in self-sustaining foreign operations be included in earnings immediately. The impact of the adoption of the new recommendations was a $0.5 million decrease in opening retained earnings at May 1, 2001, an increase in other assets of $0.2 million as at April 30, 2002 and a decrease in financing charges (net of taxes) of $0.7 million for fiscal 2002. In addition, May 1, 2002 opening retained earnings were increased by $0.2 million.

Stock-based compensation plans

Effective May 1, 2002 the Company retroactively adopted without restatement of prior periods the new Canadian accounting recommendations with respect to stock-based compensation which now conform substantially to U.S. GAAP. The recommendations require the use of a fair value based approach to accounting for specified stock-based compensation awards including the Company's Stock Appreciation Rights Plan and Long-term Incentive Plan (SARs). The impact of adopting the new recommendations related to the Company's SARs granted prior to May 1, 2002 was a charge against retained earnings of $1.7 million, the recording of a long-term future tax asset of $1.0 million and an increase of $2.7 million in payables and accruals.

The recommendations require that compensation expense related to share options be calculated under the fair value method or the intrinsic value based method with pro-forma disclosure on net earnings and earnings per share had the fair value method been used. The Company applies the intrinsic value based method to account for share options and accordingly has not recognized compensation cost for the share option plan.

----------------------------------------------------------------------
----------------------------------------------------------------------

3. Variable interest entities

At April 30, 2003 the Company operated seventeen aircraft under operating leases with eight entities that would be considered variable interest entities ("VIEs") under current generally accepted accounting principles ("GAAP") in the United States. These leases are at terms and conditions similar to the Company's other operating leases over periods ranging from 2004 to 2010. Canadian guidance on this issue ("Accounting Guideline 15") has recently been finalized and is consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

The current United States GAAP, FASB Interpretation No. 46 ("FIN 46"), at April 30, 2003 was effective for all VIEs created after January
31, 2003, and will be effective for those VIEs created prior to January 31, 2003 for the Company's interim period commencing August 1, 2003. The Canadian guidance applies to all annual and interim periods beginning on or after January 1, 2004.

Included in the seventeen aircraft leased from VIEs at April 30, 2003 are four aircraft leased from a VIE that was created subsequent to January 31, 2003. The Company has concluded it is not required to consolidate the VIE in its consolidated financial statements.

The remaining thirteen aircraft are leased from seven VIEs created on or before January 31, 2003. The application of the effective GAAP to these VIEs had no impact on the Company's financial statements.
The Company will complete an analysis of the effects of FIN 46 on these VIEs prior to August 1, 2003 based on the terms and conditions then in effect and account for them accordingly. Based on the analysis completed to date, the Company does not anticipate that the application of FIN 46 to these VIEs will have any significant impact on the Company's financial statements.

The fair market value of the seventeen aircraft leased from the VIEs at April 30, 2003, based on an independent appraisal, was $241.1 million. The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company has also entered into remarketing agreements for the aircraft leased from the VIEs. The Company's maximum exposure to loss as a result of its involvement with the VIEs is $19.4 million.

----------------------------------------------------------------------
----------------------------------------------------------------------

4. Segment information

The Company's operations are segregated into five reportable segments. The segments are European flying operations, International flying operations, Repair and overhaul operations, Composites manufacturing and Corporate and other.

                         Three Months Ended              Year Ended
---------------------------------------------------------------------
                        April 30,  April 30,    April 30,  April 30,
                            2003       2002         2003       2002
                      (Unaudited)(Unaudited)    (Audited)  (Audited)
---------------------------------------------------------------------
Revenue - external
  Europe(1)             $108,600   $102,112     $468,164   $406,767
  International(2)        48,018     46,651      184,784    167,437
  Repair and overhaul(3)  16,609     10,936       62,989     43,612
  Composites(4)            2,419          -        6,426          -
---------------------------------------------------------------------
                         175,646    159,699      722,363    617,816
---------------------------------------------------------------------
Inter-segment revenues
  Europe                   4,579      4,045       17,338     14,774
  International            3,151          -       12,902        217
  Repair and overhaul     33,411     26,739      141,861    108,589
  Corporate and other(5)   3,463          -       13,852      2,342
---------------------------------------------------------------------
                          44,604     30,784      185,953    125,922
---------------------------------------------------------------------
Earnings before interest,
 taxes, depreciation
 and amortization
 ("EBITDA")
  Europe                  19,000     18,484       89,542     74,633
  International           12,320     11,935       39,867     38,986
  Repair and overhaul      9,462      9,376       37,390     31,015
  Composites                 157          -       (3,175)         -
  Corporate and other     (4,495)    (8,967)     (21,411)   (23,811)
---------------------------------------------------------------------
                          36,444     30,828      142,213    120,823
---------------------------------------------------------------------
Earnings from operations
  Europe                  15,893     15,476       77,414     64,113
  International           11,115     11,060       35,783     35,440
  Repair and overhaul      9,227      9,098       36,534     30,080
  Composites             (13,181)         -      (18,086)         -
  Corporate and other     (2,590)    (9,713)     (22,415)   (25,573)
---------------------------------------------------------------------
                          20,464     25,921      109,230    104,060
---------------------------------------------------------------------
---------------------------------------------------------------------

Notes:
1. Europe - includes the flying divisions based in Aberdeen, Scotland and Stavanger, Norway.
2. International - includes operations in Australia, Africa, Asia, offshore work in Eastern Canada, and other locations around the world.
3. Repair and overhaul - includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.
4. Composites - includes composite and metal parts manufacturing operations in Canada. 2003 results include an asset impairment charge of $12.8 million.
5. Corporate and other - includes Corporate head office activities and applicable consolidation eliminations.
---------------------------------------------------------------------
---------------------------------------------------------------------

5. Employee pension plans

The Company maintains defined benefit and defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company's defined benefit pension plans, in aggregate, as compared to January 31, 2003 and April 30, 2002 is as follows:


                                                 As at
----------------------------------------------------------------------
                              April 30,     January 31,      April 30,
                                  2003            2003           2002
                              (Audited)     (Unaudited)      (Audited)
----------------------------------------------------------------------

Benefit obligation            $423,902        $396,597       $344,102
----------------------------------------------------------------------
----------------------------------------------------------------------

Fair value of plan assets     $316,674        $309,353       $312,484
----------------------------------------------------------------------
----------------------------------------------------------------------

Funded status
  Defined benefit
   plans - funded (1)         $(72,829)       $(59,280)       $(2,323)
  Defined benefit
   plans - unfunded (2)        (34,399)        (27,964)       (29,295)
----------------------------------------------------------------------
Total                         (107,228)        (87,244)       (31,618)

Unrecognized net actuarial
 and experience losses,
 prior service costs
 and transition amounts        172,272         145,447         85,869
Pension guarantee deposits       2,767           2,951          2,540

----------------------------------------------------------------------

Net asset recognized
 on the balance sheet          $67,811         $61,154        $56,791
----------------------------------------------------------------------
----------------------------------------------------------------------

(1) Funded plans require contributions to be made by the Company.
(2) Unfunded plans do not require contributions from the Company.

Of the net asset recognized on the balance sheet at April 30, 2003, $84.0 million (April 30, 2002 - $69.1 million) related to the funded plans is recorded in other assets and $16.2 million (April 30, 2002 - $12.4 million) related to the unfunded plans is recorded as an accrued pension obligation in other credits.

The significant weighted average actuarial assumptions adopted in measuring the Company's defined benefit pension plan obligations as at April 30 are as follows:



                                                  2003           2002
----------------------------------------------------------------------
        Discount rate                             5.78%          6.53%
        Rate of compensation increase             3.37%          2.63%

The significant weighted average actuarial assumptions adopted in measuring the Company's net defined benefit pension plan expense during the year are as follows:

                                                  2003           2002
----------------------------------------------------------------------
        Discount rate                             6.59%          6.27%
        Expected long-term rate
         of return on plan assets                 7.27%          7.22%
----------------------------------------------------------------------
----------------------------------------------------------------------

6.  Asset impairment charge

The Company recorded a $12.8 million charge at April 30, 2003 in the composites manufacturing segment. The amount relates to a charge for impairment in the entire carrying value of the segment's pre-operating expenses included in other assets.
----------------------------------------------------------------------
----------------------------------------------------------------------

7. Capital stock

Authorized:
Unlimited number of each of the following:
  First preferred shares, issuable in series
  Second preferred shares, issuable in series
  Class A subordinate voting shares
  Class B multiple voting shares
  Ordinary shares

                                                    Number of Shares
----------------------------------------------------------------------
----------------------------------------------------------------------
                                                 April 30,   April 30,
                                                     2003        2002
                                                 (Audited)   (Audited)
----------------------------------------------------------------------
Issued:
Class A subordinate voting shares                  17,918      17,689
Class B multiple voting shares                      2,955       2,978
Ordinary shares                                    11,000      11,000

Securities convertible into Class A
 subordinate voting shares:
Class B multiple voting shares                      2,955       2,978
Share options                                       1,996       1,427
Convertible debt                                      690         795
----------------------------------------------------------------------
----------------------------------------------------------------------

8. Per share information

----------------------------------------------------------------------
----------------------------------------------------------------------
                                   Three Months Ended April 30, 2003
                                               (Unaudited)
----------------------------------------------------------------------
----------------------------------------------------------------------
                                                 Weighted
                                                  average          Net
                                       Net      number of     earnings
                                  earnings         shares    per share
----------------------------------------------------------------------

Basic                              $22,897         20,829        $1.10

Effect of dilutive securities:

Share options                            -          1,046
Convertible debt                       117            690
----------------------------------------------------------------------

Diluted                            $23,014         22,565        $1.02
----------------------------------------------------------------------
----------------------------------------------------------------------



----------------------------------------------------------------------
----------------------------------------------------------------------
                                   Three Months Ended April 30, 2002
                                               (Unaudited)
----------------------------------------------------------------------
----------------------------------------------------------------------
                                                 Weighted
                                                  average          Net
                                       Net      number of     earnings
                                  earnings         shares    per share
----------------------------------------------------------------------

Basic                              $12,992         16,689        $0.78

Effect of dilutive securities:
Share options                            -          1,092
Convertible debt                       127            795
----------------------------------------------------------------------

Diluted                            $13,119         18,576        $0.71
----------------------------------------------------------------------
----------------------------------------------------------------------

Under the treasury stock method, the proceeds from the exercise of options and warrants are assumed to be used to repurchase the Company's stock on the open market. The difference between the number of shares assumed purchased and the number of options and warrants assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the share price increases.
----------------------------------------------------------------------
----------------------------------------------------------------------


9. Share option plan

The Company uses the intrinsic value based method to account for share options. If the fair value method had been used to account for share options issued during the year ended April 30, 2003, the pro-forma impact on net earnings and earnings per share would have been as follows:


                                Three Months             Year
                                       Ended            Ended
                                    April 30,        April 30,
                                        2003             2003
                                  (Unaudited)        (Audited)
----------------------------------------------------------------------
Net earnings
  As reported                        $22,897          $66,133
  Pro-forma                           22,285           61,050

Basic earnings per share
  As reported                          $1.10            $3.19
  Pro-forma                             1.07             2.95

Diluted earnings per share
  As reported                           1.02             2.94
  Pro-forma                             0.99             2.72

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

          Expected life                           5 years
          Expected dividend yield                    0.6%
          Risk-free interest rate                    5.0%
          Stock volatility                          40.0%

As at April 30, 2003 total outstanding options were 1,995,706
(2002 - 1,426,427).  At April 30, 2003, 1,555,747 of the share options were exercisable (2002 - 1,426,427). The weighted average exercise price of the total outstanding options at April 30, 2003 was $13.86 compared to $5.86 at April 30, 2002.

----------------------------------------------------------------------
----------------------------------------------------------------------


10. Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate their debt, the leases provide for a cross-acceleration that could give the lessors and financial institutions the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, the financial institution could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third-parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2004 and 2010. The Company's exposure under the asset value guarantees including guarantees in the form of junior loans, deferred payments and advanced rentals is approximately $36.4 million. The resale market for the aircraft type for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these residual value guarantees.

The Company has performance guarantees with two customers of a third-party lessee. These guarantees have been in effect since August 1995 and November 1998 and relate to the provision of helicopter transportation services involving three heavy aircraft leased to the third-party. In the event of non-performance by the third-party lessee, the guarantee may require the Company to continue the provision of services under the contract as it is the lessor to the third-party lessee of the three helicopters. The guarantees are currently being contested, however, as the Company maintains that the contract renewals with the two customers by the third-party lessee were not made in accordance with the express terms of the contracts guaranteed by the Company.

As at April 30, 2003 the Company has provided limited guarantees of approximately $ 47.1 million to third-parties, principally related to the performance of the Company under long-term customer contracts.